                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               __________________


                                   FORM 11-K



                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1995

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____________________ to __________________

Commission file number ________________

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Nellcor Puritan Bennett Voluntary Investment Plus (VIP) Plan.

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Nellcor Puritan Bennett Incorporated, 4280 Hacienda Drive, Pleasanton, California 94588.

                             NELLCOR PURITAN BENNETT
                            VOLUNTARY INVESTMENT PLUS
                                   (VIP) PLAN


                              FINANCIAL STATEMENTS



                           DECEMBER 31, 1995 AND 1994

                                    CONTENTS




                                                                           PAGE
                                                                           ----
REPORT OF INDEPENDENT ACCOUNTANTS                                           1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits, with
    Fund Information as of December 31, 1995 and 1994                       2

Statement of Changes in Net Assets Available for
    Benefits, with Fund Information for the years ended
    December 31, 1995 and 1994                                              3-4

Notes to Financial Statements                                               5-9

SUPPLEMENTARY SCHEDULES                                          SCHEDULE
                                                                 --------

Assets Held for Investment Purposes as of December  31, 1995         I       10
Schedule of Loans or Fixed Income Obligations as of                 III      11
December 31, 1995
Schedule of Reportable Transactions for the year ended               V       12
December 31, 1995




Note: Schedules not included with this additional financial data have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Nellcor Puritan Bennett Voluntary Investment Plus (VIP) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nellcor Puritan Bennett Voluntary Investment Plus (VIP) Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, III and V, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I, III and V and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

San Jose, California
July 23, 1996

                             NELLCOR PURITAN BENNETT
                      VOLUNTARY INVESTMENT PLUS (VIP) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                     DECEMBER 31, 1995 AND DECEMBER 31, 1994


                                                                             December 31, 1995
                                        ---------------------------------------------------------------------------------------
                                                                            Participant Directed
                                        ---------------------------------------------------------------------------------------
                                                                                     U.S.     Retirement               Asset
                                         Fidelity      Fidelity     Intermediate  Government    Growth     Blue Chip  Manager
                                         Puritan       Magellan       Bond Fund    Reserves      Fund         Fund     Fund
                                        ----------    -----------   ------------  ----------  ----------   ---------  -------
Assets:
     Investments, at fair value         $6,503,489    $11,436,688   $110,085     $3,055,630   $282,979     $861,966   $123,735
     Participant notes receivable
     Company contributions receivable       23,651         39,419      1,126         23,651      2,253        6,758      1,126
     Employee contributions receivable      24,367         40,611      1,160         24,367      2,321        6,962      1,160
                                        ----------    -----------   --------     ----------   --------     --------   --------

Net assets available for
     plan benefits                      $6,551,507    $11,516,718   $112,371     $3,103,648   $287,553     $875,686   $126,021
                                        ==========    ===========   ========     ==========   ========     ========   ========



                                         Equity
                                        Income II     Participant
                                          Fund           Notes         Total
                                        ---------     ----------       -----
Assets:
     Investments, at fair value         $491,545                     $22,866,117
     Participant notes receivable                     $917,270           917,270
     Company contributions receivable     14,641                         112,625
     Employee contributions receivable    15,084                         116,032
                                        --------      --------       -----------

Net assets available for
     plan benefits                      $521,270      $917,270       $24,012,044
                                        ========      ========       ===========


                                                                 December 31, 1994
                                        --------------------------------------------------------------------
                                                                 Participant Directed
                                        --------------------------------------------------------------------
                                                                        U.S.
                                          Fidelity      Fidelity      Government   Participant
                                          Puritan       Magellan       Reserves       Notes          Total
                                        ----------     ----------    -----------   -----------   -----------
Assets:
     Investments, at fair value         $5,181,090     $7,768,584    $2,991,712                  $15,941,386
     Participant notes receivable                                                  $686,920          686,920
     Company contributions receivable       12,525         17,436         7,156                       37,117
     Employee contributions receivable      12,734         17,728         7,275                       37,737
                                        ----------     ----------    -----------   -----------   -----------

Net assets available for
     plan benefits                      $5,206,349     $7,803,748    $3,006,143    $686,920      $16,703,160
                                        ==========     ==========    ==========    ========      ===========


See accompanying notes to financial statements.
                                       (2)

                            NELLCOR PURITAN BENNETT

                      VOLUNTARY INVESTMENT PLUS (VIP) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1995



                                                                             December 31, 1995
                                        ---------------------------------------------------------------------------------------
                                                                            Participant Directed
                                        ---------------------------------------------------------------------------------------
                                                                                     U.S.     Retirement               Asset
                                         Fidelity      Fidelity     Intermediate  Government    Growth     Blue Chip  Manager
                                         Puritan       Magellan       Bond Fund    Reserves      Fund         Fund     Fund
                                        ----------    -----------   ------------  ----------  ----------   ---------  -------


Additions to assets attributed to:
  Investment income:
     Interest and dividends             $  342,179    $   657,108   $  3,755      $   170,598   $  24,188  $ 50,198   $  2,455
     Loan interest income
     Net realized and unrealized
     appreciation in fair value
     of investments                        795,654      2,290,785       2,750                       2,816     4,123      9,975
                                        ----------    -----------   ---------     ------------  --------- ---------   ---------
                                         1,137,833      2,947,893       6,505          170,598     27,004    54,321     12,430

  Company contributions                    235,711        255,963       6,849          184,120     15,865    31,563      7,989
  Employee contributions                   874,605      1,200,303      21,181          488,119     70,891   171,455     27,060
  Rollover                                  36,857         98,866       9,995           88,887     15,381    42,558     12,190
                                        ----------    -----------   ---------     ------------  ---------  --------   --------
     Total additions                     2,285,006      4,503,025      44,530          931,724    129,141   299,897     59,669
                                        ----------    -----------   ---------     ------------  ---------  ---------  --------

Deductions from assets attributed to:
  Benefits paid to participants            305,803        576,988         731          274,587     11,084    20,066        162
  Administrative expenses                    5,140            759          29            1,025        15
                                        ----------    -----------   ---------     ------------  ---------  --------   --------
     Total deductions                      310,943        577,747         760          275,612     11,099    20,066        162
                                        ----------    -----------   ---------     ------------  ---------  --------   --------

Transfers between funds:
  Loans issued                             (197,248)     (217,974)     (2,274)        (247,281)    (2,172)  (17,261)      (884)
  Loan repayments                           132,884       127,935       1,373          147,672      2,337    12,339      2,279
  Amounts reallocated among funds          (564,541)     (122,269)     69,502         (458,998)   169,346   600,777     65,119
                                        -----------   -----------    --------     ------------   --------  --------   --------
     Total transfers                       (628,905)     (212,308)     68,601         (558,607)   169,511   595,855     66,514
                                        -----------   -----------    --------     ------------   --------  --------   --------

Net increase                              1,345,158     3,712,970     112,371           97,505    287,553   875,686    126,021

Net assets available for benefits:
  Beginning of year                       5,206,349     7,803,748          --        3,006,143         --        --         --
                                        -----------   -----------    --------      ------------  --------  --------   --------
  End of year                           $ 6,551,507   $11,516,718    $112,371      $ 3,103,648   $287,553  $875,686   $126,021
                                        ===========   ============   ========      ============  ========  ========   ========




                                         Equity
                                        Income II     Participant
                                          Fund           Loans        Total
                                        ---------     ----------       -----
Additions to assets attributed to:
  Investment income:
     Interest and dividends            $   15,807                   $  1,266,288
     Loan interest income                             $ 69,728            69,628
     Net realized and unrealized
     appreciation in fair value
     of investments                        29,701                      3,135,804
                                       ----------    ---------      ------------
                                           45,508       69,728         4,471,820

  Company contributions                    26,897                        764,957
  Employee contributions                   93,679                      2,947,293
  Rollover                                 44,694                        349,428
                                       ----------    ----------     ------------
     Total additions                      210,778       69,728         8,533,498
                                       ----------    ----------     ------------

Deductions from assets attributed to:
  Benefits paid to participants               282       27,943         1,217,646
  Administrative expenses                                                  6,968
                                       ----------    ---------      ------------
     Total deductions                         282       27,943         1,224,614
                                       ----------    ---------      ------------

Transfers between funds:
  Loans issued                             (5,069)     690,163                --
  Loan repayments                           5,051     (431,870)               --
  Amounts reallocated among funds         310,792      (69,728)               --
                                       ----------    ----------     ------------
     Total transfers                      310,774      188,565                --
                                       ----------    ---------      ------------

Net increase                              521,270      230,350         7,308,884

Net assets available for benefits:
  Beginning of year                            --      686,920        16,703,160
                                       ----------     --------      ------------
  End of year                          $  521,270     $917,270      $ 24,012,044
                                       ==========     ========      ============


See accompanying notes to financial statements.

                                       (3)

                             NELLCOR PURITAN BENNETT
                      VOLUNTARY INVESTMENT PLUS (VIP) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994


                                                                 December 31, 1994
                                        --------------------------------------------------------------------
                                                                 Participant Directed
                                        --------------------------------------------------------------------
                                                                        U.S.
                                          Fidelity      Fidelity      Government   Participant
                                          Puritan       Magellan       Reserves       Loans         Total
                                        ----------     ----------    -----------   -----------   -----------
Additions to assets attributed to:
  Investment income:
     Interest and dividends             $  390,388     $  286,602    $   103,450                 $   780,440
     Loan interest income                                                          $  38,426          38,426
     Net realized and unrealized
     depreciation in fair value
     of investments                       (321,425)      (431,392)                                  (752,817)
                                        ----------     ----------    -----------   ---------     -----------
                                            68,963       (144,790)       103,450      38,426          66,049
  Company contributions                    198,187        213,692        158,537                     570,416
  Employee contributions                   781,745      1,133,011        459,273                   2,374,029
  Rollover                                 120,532        281,055        117,394                     518,981
                                        ----------     ----------    -----------   ---------     -----------
     Total additions                     1,169,427      1,482,968        838,654      38,426       3,529,475
                                        ----------     ----------    -----------   ---------     -----------

Deductions from assets attributed to:
  Benefits paid to participants            270,776       350,772        154,433       29,221         805,202
  Administrative expenses                    3,225           530            792                        4,547
                                        ----------     ----------    -----------   ---------     -----------
     Total deductions                      274,001       351,302        155,225       29,221         809,749
                                        ----------     ----------    -----------   ---------     -----------

Transfers between funds:
   Loans issued                           (206,259)     (157,899)      (204,999)     569,157              --
   Loan repayments                         121,611        92,595        126,813     (341,019)             --
   Amounts reallocated among funds         176,610      (234,607)        96,423      (38,426)             --
                                        ----------     ----------    -----------   ---------     -----------
     Total transfers                        91,962      (299,911)        18,237      189,712              --
                                        ----------     ----------    -----------   ---------     -----------

Net increase                               987,388       831,755        701,666      198,917       2,719,726

Net assets available for benefits:
  Beginning of year                      4,218,961     6,971,993      2,304,477      488,003       13,983,434
                                        ----------    ----------     ----------    ---------     ------------
  End of year                           $5,206,349    $7,803,748     $3,006,143    $ 686,920     $ 16,703,160
                                        ==========    ==========     ==========    =========     ============


See accompanying notes to financial statements.

                                       (4)

                             NELLCOR PURITAN BENNETT
                      VOLUNTARY INVESTMENT PLUS (VIP) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1995 and 1994



NOTE 1.  DESCRIPTION OF THE PLAN


The following description of the Nellcor Puritan Bennett (the Company) Voluntary Investment Plus (VIP) Plan (the Plan) for the years ended December 31, 1995 and 1994, provides only general information. Participants should refer to the Plan document for details of the Plan's provisions. The name of the Plan was changed effective August 25, 1995. The former name of the Plan was Nellcor Voluntary Investment Plus (VIP) Plan.


General

The Plan, a defined contribution plan qualified under Section 401(a) and related provisions of the Internal Revenue Code, was originally adopted May 8, 1985, and is administered by a committee (the Committee) appointed by the Company. The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement funds pursuant to Section 401(k) of the Internal Revenue Code.

All employees of the Company who work at least 30 hours per week, or who have completed at least 1,000 hours of service in a 12 month period are eligible to participate in the Plan.


Contributions

During 1994 and the period January 1, 1995 to June 30, 1995, participants could elect to contribute from 1% to 10% of their respective compensation, subject to an annual maximum contribution established under the Internal Revenue Code (the
Code) ($9,240 for 1995 and 1994). Effective July 1, 1995, the maximum employee contribution percentage was increased from 10% to 15%. The Company may impose further limits on contributions by "highly compensated

                                       (5)
employees" (as defined by the Code) in order to meet Code requirements concerning discrimination in favor of such employees.

The Company, at its discretion, may contribute funds to the Plan. The Company provided contributions equal to 100% of each participant's contribution up to $400 for the period January 1, 1995 to June 30, 1995 and $500 for the period July 1, 1995 to December 31, 1995. During 1994 Company matching contributions were equal to 100% of each participant's contributions up to $400 for each semi-annual period. Employee contributions and Company matching contributions are 100% vested upon contribution. Employee contributions are withheld by the Company from each employee's compensation and deposited, together with Company contributions, in the appropriate investment fund in accordance with the participant's directives. Up to April 1, 1995 participants could direct the allocation of their contributions and matching Company contributions entirely or partially to three investment funds, consisting of the U.S. Government Reserves, the Fidelity Magellan Fund, and the Fidelity Puritan Fund, managed by Fidelity Investments (the Trustee). Effective April 1, 1995, the following five additional investment fund options were offered by the Plan. These were the Fidelity Intermediate Bond Fund, the Fidelity Retirement Growth Fund, the Fidelity Blue Chip Fund, the Fidelity Asset Manager Fund, and the Fidelity Equity Income II Fund.


Participant's Accounts

Each participant's account is credited or debited with the earnings, including realized and unrealized appreciation/depreciation attributable during the relevant period to that participant's investments in the various Fidelity funds available under the Plan.


Vesting

The value of each participant's account is fully vested at all times.


Rollover Contributions

The Committee may authorize the Trustee to accept a participant rollover contribution from another tax-qualified plan, provided the rollover contribution is made within 60 days after the participant receives the distribution from such other tax-qualified plan, and is subject to certain limitations set forth in the plan document.

                                       (6)

Loans

Effective July 1, 1990, participants who are active employees of the Company and have a minimum account balance of $2,000 may borrow a portion of their Plan assets up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 minus the highest loan balance reached over the preceding 12 months. All loans bear a fixed interest rate equal to 1% above the average prime rate of three major U.S. banks. The loans must be repaid within five years except for loans used for construction or purchase of a principal residence which have re-payment terms of up to 20 years. Participants are limited to two loans during any 12-month period and may not have more than two loans outstanding at any one time. Funds for the loans are obtained by liquidating the investments in the participant's account. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the participant's account after the end of each bi-weekly payroll period. Interest rates on loans outstanding at December 31, 1995 range from 6% to 10%.


Payment of Benefits

On termination of services, a participant with an account balance under $3,500 will receive a lump sum distribution of the value of their account. A participant with a balance greater than $3,500 may choose current distribution or may leave the funds invested in the Plan, subject to requirements under the Plan for distribution at a later date.


Expenses of the Plan

The loan administrative expenses incurred are paid by the participants. All other expenses incurred in the administration of the Plan are paid by the Company.



NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Accounting

The financial statements are prepared on the accrual method of accounting. Contributions are recognized in the Plan's Financial statements in the period they are withheld from the participant's earnings. Benefits paid to participants are recorded in the Plan's Financial statements when paid.

                                       (7)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Actual results may differ from those estimates.


Investment valuation

The investment in the U.S. Government Reserves Fund is valued at cost plus accrued interest which approximates market value. The investments in the Fidelity Magellan, Fidelity Puritan, Fidelity Retirement Growth, Fidelity Blue Chip, Fidelity Asset Manager, and Fidelity Income Equity II Funds consist of investments in a variety of equity and debt securities, and are stated at fair value, based on the last reported bid price for securities traded on the over-the-counter market and the last reported sales price for securities traded on a national exchange as of the valuation date. The investments in the Fidelity Intermediate Bond Fund consist of investments in a variety of debt securities and money market instruments and are stated at fair value, based on the last reported bid price for securities traded on the over-the-counter market and the last reported sales price for securities traded on a national exchange as of the valuation date.


NOTE 3.  INVESTMENTS


The Plan's investments at December 31, 1995 and 1994 are summarized as follows:

                                                            December 31,
                                                      1995            1994

Fidelity Puritan Fund                            $ 6,503,489       $ 5,181,090
Fidelity Magellan Fund                            11,436,688         7,768,584
Fidelity Intermediate Bond Fund                      110,085                 -
Fidelity U.S. Government Reserves Fund             3,055,630         2,991,712
Fidelity Retirement Growth Fund                      282,979                 -
Fidelity Blue Chip Fund                              861,966                 -
Fidelity Asset Manager Fund                          123,735                 -
Fidelity Equity Income II Fund                       491,545                 -
                                                 -----------       -----------
Total                                            $22,866,117       $15,941,386
                                                 ===========       ===========

                                       (8)
NOTE 4.  INCOME TAX STATUS

The Company has received a favorable letter of determination dated September
4, 1991 from the Internal Revenue Service as to the qualified status of the amended and restated Plan. The Plan has subsequently been amended.The Company is of the opinion that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is not subject to tax. Accordingly, no provisions for federal or state income tax have been provided.



NOTE 5.  PLAN TERMINATION


While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, the full value of each participant's account shall remain fully vested and nonforfeitable.



NOTE 6. SUBSEQUENT EVENT


Effective January 3, 1996 the Puritan Bennett Retirement Savings and Stock Ownership Plan sponsored by Puritan Bennett Corporation and its subsidiaries (which merged with Nellcor Puritan Bennett in August 1995) was merged with the Plan.





                                       (9)

                                                                    SCHEDULE I
                                                               Item 27a of IRS
                                                                     Form 5500
                                    ITEM 27a
                            NELLCOR PURITAN BENNETT
                      VOLUNTARY INVESTMENT PLUS (VIP) PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AT DECEMBER 31, 1995



             B                                    C                                                     D                 E
             -                                    -                                                     -                 -
                                             Description                                            Historical         Current
          Identity                            of Assets                        Shares                  Cost             Value
-----------------------------      --------------------------------       -----------------      -----------------   ---------------
     Fidelity Investments          Puritan Fund                                    382,333             $5,828,777       $ 6,503,489

     Fidelity Investments          Magellan Fund                                   133,016              9,218,011        11,436,688

     Fidelity Investments          Intermediate Bond Fund                           10,575                107,705           110,085

     Fidelity Investments          U.S. Government Reserves Fund                 3,055,630              3,055,630         3,055,630

     Fidelity Investments          Retirement Growth Fund                           15,557                281,072           282,979

     Fidelity Investments          Blue Chip Fund                                   28,013                859,465           861,966

     Fidelity Investments          Asset Manager Fund                                7,807                116,817           123,735

     Fidelity Investments          Equity Income II Fund                            22,937                463,921           491,545

     Various                       Participants Notes Interest Rates: 6%/10%                                                917,270
                                                                                                                        -----------
                                                                                                                        $23,783,387
                                                                                                                        ===========

                                      (10)

                                                                    SCHEDULE III
                                                                        Item 27b
                                                                of IRS Form 5500


                                    ITEM 27b
                             NELLCOR PURITAN BENNETT
                      VOLUNTARY INVESTMENT PLUS (VIP) PLAN

                  SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                                                                                       DECEMBER 31, 1995

         a                       b         c                d            e                   f                     g           h
         -                       -         -                -            -                   -                     -           -
                                                                       Unpaid
                                            Amount Received during     Balance
  Identity and Address       Original           Reporting Year        at the End      Detail Description           Amount Overdue
      of Obligor            Loan Amount   Principal        Interest    of Year            of Loan               Principal   Interest
-------------------------  ------------   ---------     -----------  -----------  ----------------------------  ---------   --------
Robert Hinton                   $ 6,000     $  355             $ 91     $ 5,645   Interest Rate: 10%              $ 5,645       $169
SSN ###-##-####                                                                   Loan Date: 7/7/95
1945 E.Frontier Lane                                                              Term: 3 Years
Olathe, KS 66062                                                                  Collateral: 50% borrower's
                                                                                  vested account balance
                                                                                  Reason: Termination of
                                                                                  Employment

Daniel Lee                      $13,000     $2,133             $877     $10,867   Interest Rate: 9.5%             $10,867       $194
SSN ###-##-####                                                                   Loan Date: 12/6/94
116 Marview Way                                                                   Term: 4 Years
San Francisco, CA 94131                                                           Collateral: 50% borrower's
                                                                                  vested account balance
                                                                                  Reason: Termination of
                                                                                     Employment




                                      (11)

                                                                      SCHEDULE V
                                                                        Item 27d
                                                                of IRS Form 5500

                                    ITEM 27d
                             NELLCOR PURITAN BENNETT
                      VOLUNTARY INVESTMENT PLUS (VIP) PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995



     a              b                                    c            d          e         f            g           h           i
     -              -                                    -            -          -         -            -           -           -
                                                                                                                 Current
                                                                                        Expenses                Value of
Identity of                                             Total        Total              Incurred      Cost      Assets on
   Party      Description       Number      Number    Amount of     Amount     Lease     with          of      Transaction  Net Gain
 Involved      of Assets     of Purchases  of Sales   Purchases    of Sales   Rental  Transaction    Assets       Date        (Loss)
-----------  --------------  ------------  --------  -----------  ----------  ------  -----------  ----------  -----------  --------
Fidelity       Puritan            183                 $2,038,294                                    $2,038,294  $2,038,294
                                               129                 $1,511,549   N/A        $0        1,425,393  $1,511,549  $ 86,156

Fidelity       Magellan           189                  3,100,231                                     3,100,231   3,100,231
                                               121                  1,722,912   N/A         0        1,441,190   1,722,912   281,722

Fidelity     U.S. Government      158                  1,662,240                                     1,662,240   1,662,240
              Reserves                         144                  1,598,322   N/A         0        1,598,322   1,598,322         0

Fidelity      Blue Chip           111                    921,777                                       921,777     921,777
                                                 31                    63,934   N/A         0           62,312      63,934    1,622


                                      (12)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date  November 27, 1996              NELLCOR PURITAN BENNETT VOLUNTARY
                                      INVESTMENT PLUS (VIP) PLAN



                                      By: /s/ LAUREEN DeBUONO
                                          -----------------------------------
                                      Title: Authorized Signatory for Plan
                                             --------------------------------

                                 EXHIBIT INDEX


         Exhibit Number                        Description
         --------------                        -----------
             23                                Consent of Price Waterhouse LLP